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                       [DIALOGIC CORPORATION LETTERHEAD]



July 21, 1998



Mr. William E. Warner, Jr.
24 Kendall Drive
Westborough, MA 01571


Dear Bill:

     On behalf of DIALOGIC CORPORATION , it is may pleasure to confirm our revised offer of employment as Executive Vice President, Signal Computing Products, reporting to Mr. Howard Bubb, President and CEO. Your starting salary will be $8,076.92 bi-weekly, equivalent to $210,000.00 annually and your MBO Bonus will be $26,250.00 quarterly, equivalent to $105,000.00 annually at achievement of 100% of MBO objectives. Please note you will be granted your MBO for the partial quarter in which you begin your employment as well as the subsequent two quarters. You will receive a performance and a salary review after 12 months from your date of employment. Thereafter, you will continue to be reviewed annually.

     Additionally, you will receive a sign-on bonus of $25,000. Please be advised if you have voluntarily within one year of your start date, you must reimburse Dialogic for this expense.

     STOCK OPTIONS: As a part of your benefits package, you will receive a new hire stock option grant of 35,000 shares of our Common Stock. The grant date of your options will be your first day of employment. The exercise price of your options will be the closing price of our Common Stock on NASDAQ on your grant date. Subject to the provisions of our stock option plan, your options will be 25% vested 1 year from your grant date and will be fully vested 4 years from your grant date. Specific details regarding your option (including exercise and price) will be furnished to you shortly after your grant date.

     RESTRICTED STOCK: You will also receive shares of restricted stock equivalent to $405,000.00. The number of shares will be determined by the closing price of our Common Stock on NASDAQ on your first day of employment. The grant date of your shares of restricted stock will be your first day of employment. Your shares of restricted stock will vest as follows: 53% March, 1999; 23.5% March, 2000 and 25.5% March, 2001.



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[DIALOGIC LOGO]


Page 2
William E. Warner, Jr. -- Revised Offer Letter
July 21, 1998

The granting of the shares of restricted stock is conditional upon you providing proof of loss of your unvested options from Banyan Systems. Specific details regarding your shares of restricted stock (including number of shares and restrictions relating to continuing employment with the Company and performance factors) will be furnished to you shortly after your grant date.

As part of this offer of employment, the Company will provide the following:

BENEFITS: You will be eligible for DIALOGIC'S Health, Dental and Life Insurance Plans, effective the first of the month following the month of employment, as well as other benefits outlined in the enclosed Summary Statement of standard benefits.

RELOCATION: DIALOGIC provides relocation assistance as a service to those individuals who do not currently reside within commuting distance of the Company. The IRS considers cash disbursements for relocation made to or on behalf of the employee as compensation, subject to the usual payroll taxes, excluding FICA. Relocation expenses are reported to you on Form 8782 delivered with your annual W-2 and Form 3903, which should be submitted with your federal tax return. Please be advised if you leave voluntarily within one year, you must reimburse DIALOGIC for these expenses.

DIALOGIC wishes to make this transition as comfortable for you and your family as possible and agree to provide the following company paid relocation assistance.

o A relocation allowance of $5,000 (net -- after taxes) to offset miscellaneous moving expenses.

o Packing, transportation and storage of your household goods, for up to 6 months, will be provided by a selected moving company, as contracted through Dialogic.

o Dialogic will pay for reasonable temporary living accommodations of your choice for 60 days during your move.

o Dialogic will pay for all reasonable closing and legal fees associated with the sale of your home in Massachusetts and purchase of your home in the Northeast.

o Please contact Kelly Cassetta, Human Resources, at 973-993-3000 extension 5409 for relocation assistance.
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        Please be advised that this offer is contingent upon the condition of employment that requires you to provide verification of employment eligibility in the United States, and the condition that you will agree to execute the enclosed "Employee Proprietary Information and Innovation Agreement". In addition, please understand that this is not an employment contract and it is further agreed, that if hired by DIALOGIC CORPORATION, your continued employment with the Company shall be at the will of the Company and may be terminated at any time by either party. [If you are terminated other than for "cause," your job responsibilities are significantly reduced or you resign within 30 days after a "Change in Control" (as defined in the Company's 1997 Proxy), you will receive a severance package equivalent to 6 months salary and bonus and your options will continue to vest during the severance period.]

        Bill, we have high expectations of your ability to make a significant contribution to DIALOGIC'S growth. We are pleased that you have indicated a strong interest in joining the DIALOGIC team and look forward to welcoming you on board. Please feel free to call me to discuss details of this offer letter at any time at 973-993-3000 x6061.

        Please acknowledge your acceptance of this offer by signing and returning the original of this letter and the Employee Proprietary Information and Innovation Agreement.


Sincerely,




Steven J. Krupinski
Vice President, Human Resources

I agree to accept the position as outlined above:

_______________________________________________
William E. Warner, Jr.

Anticipated Start Date:________________________